UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Golden Heaven Group Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3959D109

(CUSIP Number)

Gan Xiaochun

Unit 1, 9/F, Wo Hing Commercial Building

11 Wing Wo Street, Central, Hong Kong

+852 52194414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3959D109

1	Name of Reporting person Gan Xiaochun
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The Republic of Costa Rica

Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,000,000*
	8	Shared voting power 0
	9	Sole dispositive power 45,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 45,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 20.8%**
14	Type of reporting person IN

*	Represents (i) 15,000,000 Class A ordinary shares issued to Gan Xiaochun on August 13, 2024 pursuant to a share purchase agreement executed on August 2, 2024, and (ii) 30,000,000 Class A ordinary shares underlying the warrant granted to Gan Xiaochun exercisable for five (5) years from the date of issuance on August 13, 2024.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 186,550,000 outstanding Class A ordinary shares plus the 30,000,000 Class A ordinary shares issuable to Gan Xiaochun upon exercise of the warrant granted to Gan Xiaochun described above.

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to Class A ordinary shares of Golden Heaven Group Holdings Ltd.

Issuer:	Golden Heaven Group Holdings Ltd. (the “Issuer”)
No. 8 Banhouhaichuan Rd Xiqin Town, Yanping District Nanping City, Fujian Province, China 353001

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Gan Xiaochun, an individual (sometimes hereinafter, the “Reporting Person”).

(b)	The principal address of Gan Xiaochun is Unit 1, 9/F, Wo Hing Commercial Building, 11 Wing Wo Street, Central, Hong Kong.

(c)	Gan Xiaochun has retired from his principal occupation or employment.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)	Gan Xiaochun is a citizen of the Republic of Costa Rica.

Item 3. Source and Amount of Funds or Other Consideration.

On August 2, 2024, the Reporting Person entered into a share purchase agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Reporting Person purchased (i) 15,000,000 Class A ordinary shares of the Issuer, at a purchase price of $0.15 per share (the “Shares”), and (ii) a warrant to purchase up to 30,000,000 Class A ordinary shares of the Issuer at an exercise price of US$0.20 per share (the “Warrant”), for an aggregate purchase price of $2,250,000. The Warrant is exercisable immediately and shall terminate upon the earliest to occur of the following: (a) the fifth anniversary of the Warrant; or (b) a sale of the Issuer, which means (i) any sale, transfer or other disposition to another company of all or substantially all of the Issuer’s assets, (ii) the sale of shares of the Issuer resulting in more than 50% of the voting power of the Issuer or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Issuer immediately prior to the effectiveness of such transaction, or (iii) a merger or consolidation of the Issuer resulting in more than 50% of the voting power of the Issuer or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Issuer immediately prior to the effectiveness of such transaction.

The Issuer received gross proceeds of approximately $2,250,000 from the issuance and sale of the Shares and Warrant on August 8, 2024. The Shares and Warrant were issued to the Reporting Person on August 13, 2024. The source of funding for the purchase of the Shares and Warrant is the personal funds of Gan Xiaochun.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and the Form of Warrant attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Item 4. Purpose of Transaction.

The purpose of the aforementioned acquisition is for investment. The Reporting Person will evaluate his investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease his security holdings in the Issuer or may change his investment strategy with regards to the Issuer.

Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s Class A ordinary shares or Class B ordinary shares that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.The Reporting Person does not beneficially own any Class B ordinary shares as of the date of filing of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the Class A ordinary shares or Class B ordinary shares of the Issuer during the past 60 days.

(d)	To the knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A ordinary shares held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. G3959D109

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Share Purchase Agreement
99.2	Form of Warrant

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

By:	/s/ Gan Xiaochun
Name:	Gan Xiaochun